June 5, 2007

Raymond F. Lancy
Chief Financial Officer
Bridgford Foods Corporation
1308 North Patt Street
Anaheim, CA 92801

      Re: **Bridgford Foods Corporation**
              File No. 0-2396
              Form 10-K: For the Fiscal Year Ended November 3, 2006

Dear Mr. Lancy:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Joe Foti
              Senior Asst. Chief

Accountant